================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                            ------------------------
                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                            (Name of Subject Company)
                            ------------------------
                               CREDIT SUISSE GROUP
                          CSFBDIRECT ACQUISITION CORP.
                        CREDIT SUISSE FIRST BOSTON, INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                            ------------------------
                      Common Stock of the Series Designated
         Credit Suisse First Boston (USA), Inc. CSFBdirect Common Stock,
                            Par Value $.10 Per Share
                         (Title of Class of Securities)
                            ------------------------
                                    22541L103
                      (CUSIP Number of Class of Securities)

      David Frick, Esq.                           Joseph T. McLaughlin, Esq.
     Credit Suisse Group                       Credit Suisse First Boston, Inc.
  Paradeplatz 8, P.O. Box 1                           11 Madison Avenue
 CH-8070 Zurich, Switzerland                       New York, New York 10010
        41-1-212-1616                                   (212) 325-2000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                            ------------------------
                                    Copy to:
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

================================================================================
  Transaction Valuation*                             Amount of Filing Fee**
--------------------------------------------------------------------------------
      $110,400,000.00                                      $22,080.00
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $6.00, the per share tender offer price, by 18,400,00, the number of currently outstanding shares of CSFBdirect Common Stock sought in the Offer.
**   Calculated as 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $22,080.00          Filing Party:  Credit Suisse Group,
                         -----------------                  ---------------------------------
                                                            Credit Suisse First Boston, Inc.,
                                                            ---------------------------------
                                                            CSFBdirect Acquisition Corp.
                                                            ---------------------------------
Form or Registration No.:   Schedule TO      Date Filed:    July 24, 2001
                            --------------                  ---------------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. |_|

Check the appropriate boxes to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4
|X| going-private transaction subject to Rule13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|
================================================================================

         This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on July 24, 2001, as amended on July 24, 2001 (the "Schedule TO"), by Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"), Credit Suisse First Boston, Inc., a Delaware corporation and an indirect wholly owned subsidiary of CSG ("CSFB"), and CSFBdirect Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of CSFB ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of the series designated Credit Suisse First Boston (USA), Inc. CSFBdirect Common Stock, par value $0.10 per share (the "Shares"), of Credit Suisse Boston (USA), Inc., a Delaware corporation (the "Company"), at a price of $6.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 2001, as amended on July 24, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) of the Schedule TO. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Offer to Purchase and the Schedule TO.

Item 1.  Summary Term Sheet

         The Summary Term Sheet of the Offer to Purchase is hereby amended and supplemented by adding the following new Question No. 5:

         "ARE HOLDERS OF THE CSFBDIRECT STOCK ENTITLED TO VOTE ON THE ADOPTION OF THE MERGER AGREEMENT?

                  Under the amended and restated certificate of incorporation of the Company and Delaware law, the affirmative vote of the holders of at least a majority of the shares of the series of common stock designated Credit Suisse First Boston (USA), Inc. Common Stock of the Company is required to adopt the merger agreement, if necessary. Holders of the CSFBdirect stock are not entitled to vote to adopt the merger agreement. Consequently, CSFB can adopt the merger agreement without the affirmative vote of any other stockholder of the Company, regardless of how many shares of CSFBdirect stock are tendered in the offer."

Item 2.  Subject Company Information

         Item 2 of the Schedule TO is hereby amended and supplemented to include the following information:

         6.       Price Range of Shares; Dividends

                  The first paragraph of this section on page 44 of the Offer to Purchase is amended and restated in its entirety to read as follows:

                  "The Shares are listed and principally traded on the New York Stock Exchange ("NYSE") under the ticket symbol "DIR." The following table sets forth, for the quarters indicated, the high and low sales prices per Share on NYSE as reported by the Dow Jones News Service. There were no cash dividends declared on the Shares in 1999, 2000 and 2001."

Item 4.  Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

         2.       Acceptance for Payment and Payment for Shares

                  The first paragraph of this section on page 38 of the Offer to Purchase is amended and restated in its entirety to read as follows:

                  "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment all Shares validly tendered (and not properly withdrawn in accordance with the procedures described in "The Offer - Withdrawal Rights") prior to the Expiration Date promptly after the occurrence of the Expiration Date. Purchaser will pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. See "The Offer - Terms of the Offer; Expiration Date."

         12.      Certain Conditions of the Offer

                  The last paragraph of this section on page 51 of the Offer to Purchase is amended and restated in its entirety to read as follows:

                  "The foregoing conditions are for the sole benefit of Purchaser and CSFB and may be asserted by Purchaser or CSFB regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or CSFB in whole or in part at any time and from time to time in their sole discretion. The failure by CSFB or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. All conditions to the Offer will be satisfied or waived prior to the Expiration Date."

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

         Item 5 is of the Schedule TO is hereby amended and supplemented to include the following information:

         1.       Background of the Offer

                  The third full paragraph of this section on page 13 of the Offer to Purchase is amended and restated in its entirety to read as follows:

                  "On April 24, 2001, the Special Committee met again with representatives of Fried Frank and Lazard, who briefed the Special Committee on the status of their due diligence investigation. At this meeting the Special Committee and its advisors also discussed the status of pending stockholder litigation against the Company arising out of CSG's acquisition of DLJ and analyzed, for purposes of negotiation with CSFB, whether there was any merit to the fiduciary claims that had been asserted in the pending Delaware litigation. See "The Offer--Certain Litigation." The Special Committee never quantified the value, if any, of those claims."

                  The third full paragraph of this section on page 15 of the Offer to Purchase is amended and restated in its entirety to read as follows:

                  "On July 11, 2001, the Company Board met to consider the Special Committee's recommendations regarding the Offer and the Merger. Following a review of the terms of the Offer and the Merger and taking into account the arms-length negotiations between the parties, the terms of the Merger Agreement and the status of the pending stockholder litigation against the Company, the Company Board by unanimous vote of all directors present and voting at the meeting, with Brady W. Dougan, Hamilton E. James and Joe L. Roby absent from the meeting, and acting upon the recommendation of the Special Committee, (i) determined that it is fair to and in the best interests of the holders of Shares (other than Purchaser or its affiliates) to consummate the Offer and the Merger, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law; (ii) approved and declared advisable the Merger Agreement and the Transactions; and (iii) resolved to recommend that the holders of Shares (other than Purchaser or its affiliates) accept the Offer and tender their Shares pursuant to the Offer."

Item 13.  Information Required by Schedule 13E-3

         Item 13 of the Schedule TO is hereby amended and supplemented to include the following information:

         2. Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger

                  The second paragraph of the "CSFBdirect Business Operating and Financial Condition" clause in the subsection entitled "The Special Committee" of this section on page 16 of the Offer to Purchase is amended by adding the following sentence at the end thereof:

                  "The Special Committee recognized that, while consummation of the Offer and the Merger will result in all of the holders of Shares (other than Purchaser or its affiliates) being entitled to receive $6.00 in cash for each of their Shares, it will eliminate the opportunity for such holders to benefit from increases, if any, in the value of the CSFBdirect Business following the Merger."

                  The "Financial Terms of the Transaction/Premium to Market Price" clause in the subsection entitled "The Special Committee" of this section on page 17 of the Offer to Purchase is amended by adding the following sentence as a new paragraph number 5 at the end thereof:

                  "Specifically, in reaching its determination referred to above, the Special Committee considered (i) the current market price of the Shares; (ii) the historic market price of the Shares; (iii) an analysis of the sum of the parts valuation of the CSFBdirect Business;
         (iv) the presentations made by Lazard; and (v) the opinion of Lazard, dated July 11, 2001 that was delivered to the Special Committee. The Special Committee did not consider either (i) the net book value of the CSFBdirect Business or (ii) the going concern value of the CSFBdirect Business because the Special Committee believed that the analyses it considered were more reflective of the indicative valuation of the CSFBdirect Business."

         3.       Opinion of Investment Banker

                  The fourth paragraph of this section on page 25 of the Offer to Purchase is amended and restated in its entirety to read as follows:

                  "Under the terms of Lazard's engagement, the Company has agreed to pay Lazard a fee of approximately $2 million for its services, $1.25 million of which is not contingent upon the consummation of the Offer or the Merger. The Company has also agreed to reimburse Lazard for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Lazard and certain related parties against certain liabilities, including liabilities arising under the federal securities laws, relating to, or arising out of, its engagement. See "The Offer--Fees and Expenses."

         5. Purpose and Structure of the Offer and the Merger; Reasons of CSFB and CSG for the Offer and the Merger

                  The paragraph entitled "Reasons for the Offer and the Merger" of this section on page 27 of the Offer to Purchase is amended and restated in its entirety to read as follows:

                  "CSFB has determined that its acquisition of the Shares would give it greater flexibility in conducting the operations of the CSFBdirect Business. In particular, CSFB believes that it may be able to realize greater synergies between the CSFBdirect Business and the other businesses of CSFB and its affiliates if it were able to reallocate assets currently allocated to the CSFBdirect Business or transfer assets to the CSFBdirect Business without regard to the procedures described in the Company's Amended and Restated Certificate of Incorporation. In addition, the acquisition of the Shares would eliminate the disclosure and periodic filing requirements of the United States securities laws with respect to the CSFBdirect Business. CSFB believes therefore that the acquisition of the Shares should enable it to rationalize its diverse operations, reduce related expenditures and save management time. CSFB, as the owner of the Common Stock, also desires that the Company achieve the benefits described below.

                  CSFB originally acquired the Common Stock of the Company in the fall of 2000 and subsequently reviewed the operations of the CSFBdirect Business. CSFB made the initial CSFB Proposal and subsequently commenced the Offer after its management had sufficient time to identify the benefits from the acquisition of the Shares.

                  The Company, as a subsidiary of CSFB, has reasons for the Merger similar to those of CSFB, including the realization of the operational efficiencies described above. In addition, at such time as no Shares are owned by the public, the Company will no longer have to expend the management resources required to interact with financial analysts and respond to investors' queries in respect of the CSFBdirect Business. Furthermore, the Company will be saved the expense, both in management time and accountants' fees, of preparing financial statements and certain disclosure specific to the CSFBdirect Business.

                  The Purchaser is engaged in the transaction because it was formed by CSFB specifically for the purpose of effecting the Offer and the Merger.

                  CSG, as the indirect owner of CSFB, has economic interests aligned with those of CSFB and therefore would benefit from CSFB realizing the benefits described above.

                  With respect to the unaffiliated holders of Shares, the purpose of the Offer and the Merger is to present such holders of Shares with the opportunity to receive $6.00 in cash in exchange for their Shares, giving them a significant premium over the trading prices immediately preceding the Offer. See "The Offer--Price Range of Shares; Dividends."

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2001

                                           CREDIT SUISSE GROUP



                                           By  /s/  Richard E. Thornburgh
                                               ----------------------------
                                               Name:  Richard E. Thornburgh
                                               Title: Attorney-In-Fact


                                           By  /s/  Neil Radey
                                               ----------------------------
                                               Name:  Neil Radey
                                               Title: Attorney-In-Fact

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2001

                                           CSFBDIRECT ACQUISITION CORP.



                                           By  /s/  Neil Radey
                                               ----------------------------
                                               Name:  Neil Radey
                                               Title: Treasurer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2001

                                           CREDIT SUISSE FIRST BOSTON, INC.



                                           By  /s/ Anthony F. Daddino
                                               ----------------------------
                                               Name:  Anthony F. Daddino
                                               Title: Chief Financial and
                                                      Administrative Officer

                                  EXHIBIT INDEX

Exhibit  No.
---------------

(a) (1)         Offer to Purchase dated July 24, 2001.*
(a) (2)         Form of Letter of Transmittal.*
(a) (3)         Form of Notice of Guaranteed Delivery.*
(a) (4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.*
(a) (5)         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                Companies and Nominees to Clients.*
(a) (6)         Form of Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.*
(a) (7)         Summary Advertisement as published in The New York Times on July
                24, 2001.*
(a) (8)         Joint Press Release issued by CSFB and the Company on July 11,
                2001 (incorporated by reference to exhibit 99.1 of the Schedule
                TO-C filed by CSFB on July 11, 2001).
(a) (9)         Revised outside front cover page of the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO filed by Credit Suisse
                Group, Credit Suisse First Boston, Inc. and CSFBdirect
                Acquisition Corp. on July 24, 2001.**
(b)             None.
(c) (1)         Opinion of Lazard Freres & Co., LLC ("Lazard") to the
                Special Committee of Independent Directors of the Board of
                Directors of the Company (the "Special Committee") dated July
                10, 2001 (included as Annex A of the Offer to Purchase).*
(c) (2)         Materials presented by Lazard to the Special Committee on May
                31, 2001.*
(c) (3)         Materials presented by Lazard to the Special Committee on July
                10, 2001.*
(d) (1)         Agreement and Plan of Merger, dated as of July 11, 2001, among
                CSFB, Purchaser and the Company.*
{d} (2)         Credit Suisse Group International Share Plan (incorporated herein by reference to Exhibit 10.6 of the Company's Annual
                Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission on March 29, 2001).
(f)             Section 262 of the Delaware General Corporation Law (included as
                Annex B of the Offer to Purchase).*
(g)             None.
(h)             None.


* Incorporated by reference to the Schedule TO filed by Credit Suisse Group, Credit Suisse First Boston, Inc. and CSFBdirect Acquisition Corp. on July 24, 2001.

** Incorporated by reference to Amendment No. 1 to the Schedule TO filed by Credit Suisse Group, Credit Suisse First Boston, Inc. and CSFBdirect Acquisition Corp. on July 24, 2001.